UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*


                          XO COMMUNICATIONS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 65333H707
---------------------------------------------------------------------------
                               (CUSIP Number)


FRIED, FRANK, HARRIS, SHRIVER                 FORSTMANN LITTLE & Co.
  & JACOBSON                                    SUBORDINATED  DEBT & EQUITY
  ONE NEW YORK PLAZA                            MANAGEMENT BUYOUT
  NEW YORK, NY  10004                           PARTNERSHIP-VII, L.P.
  ATTN: ROBERT C. SCHWENKEL, ESQ.             FORSTMANN LITTLE & Co. Equity
  (212) 859-8000                                PARTNERSHIP-VI, L.P.
                                              FL FUND, L.P.
                                              THEODORE J. FORSTMANN
                                              C/O FORSTMANN LITTLE & Co.
                                                767 FIFTH AVENUE
                                                NEW YORK, NY  10153
                                                ATTN:  WINSTON W. HUTCHINS
                                                (212) 355-5656

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                                 APRIL 25, 2001
                  ----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               26,976,283**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             26,976,283**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,976,283**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series G Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series G Certificate of Designation) equal $31.625.

                                SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               12,525,754**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             12,525,754**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,525,754**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Series D Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series H Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in Series H Certificate of Designation) equal $31.625.

                                SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               23,651**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             23,651**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,651**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

                                SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               800,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             800,000

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    800,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 4, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, and Amendment No. 3 filed on July 10, 2000 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware Corporation. The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 30, 2001, a copy of which is attached hereto as Exhibit 18. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.  Security and Issuer
         -------------------

Item 1 is hereby amended in its entirety as follows:

This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.02 per share (the "Class A Common Stock"), of XO Communications, Inc., a Delaware corporation ("XO"). The principal executive offices of XO are located at 11111 Sunset Hills Road, Reston, Virginia 20190.

ITEM 2.  Identity and Background
         -----------------------

Item 2 is hereby amended to add the following:

ITEM 2.(a), (b), (c)
       -------------

     Mr. Forstmann's present principal occupation is acting as a general partner of FLC XXXI, a New York limited partnership doing business as Forstmann Little & Co. Forstmann Little & Co. is a private investment partnership. The principal business address of Forstmann Little & Co. and Mr. Forstmann is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.(d), (e), (f)
       -------------

     During the last five years, Mr. Forstmann has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Forstmann is a citizen of the United States of America.

     Mr. Forsmtann has the sole power to direct the vote and disposition of all of the shares of Class A Common Stock of XO directly owned by him. In addition, Mr. Forstmann is a general partner of (i) FLC XXXIII, the general partner of MBO-VII, (ii) FLC XXXII, the general partner of Equity-VI and
(iii) each of (a) FLC XXIX Partnership and (b) FLC XXXIII, the general partners of FLC XXXI, the general partner of FL Fund. Accordingly, Mr. Forstmann is jointly making this filing with the FL Partnerships because he and the other Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"). Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists, and the existence of any such group is hereby expressly disclaimed. Each of the FL Partnerships has no beneficial interest in any shares of Class A Common Stock owned directly by Mr. Forstmann and, accordingly, each of the FL Partnerships hereby expressly disclaims beneficial ownership in any such shares of Class A Common Stock.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Item 3 is hereby amended to add the following:

As more fully described in Item 6 below, on April 25, 2001, the FL Partnerships and XO entered into an Amendment and Stock Purchase Agreement (the "Amendment and Stock Purchase Agreement") pursuant to which, upon the terms and subject to the conditions contained therein, (i) XO agreed to sell to Equity-VI and Equity-VI agreed to purchase from XO an aggregate of 50,000,000 shares of Class A Common Stock (the "New Common Shares"), (ii) XO and the FL Partnerships agreed to amend each of the Series C Certificate of Designation, the Series D Certificate of Designation, the Series G Certificate of Designation and the Series H Certificate of Designation (collectively, the "Existing Certificates of Designation") to reduce the conversion price of the Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred (collectively, the "Existing Preferred Stock") from $31.625 to $17.00 (such amendments, collectively, the "Amendments") and (iii) the FL Partnerships agreed to pay XO an aggregate purchase price of $250,000,000 in consideration therefor (the "Purchase Price").

The FL Partnerships will obtain the funds required to pay the Purchase Price from capital contributions made by the partners of each of the FL Partnerships.

The total amount of funds used to purchase the 800,000 shares of Class A Common Stock purchased by Mr. Forstmann for his own account was $6,391,848. Such funds were obtained from the personal funds of Mr. Forstmann.

ITEM 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended to add the following:

     The shares of Class A Common Stock purchased by Mr. Forstmann were purchased on the open market for his own account for investment purposes. Mr. Forstmann intends to review continuously his position in XO. Depending upon future evaluations of the business prospects of XO and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Forstmann may retain or from time to time increase his holdings or dispose of all or a portion of his holdings in XO.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 is hereby amended as follows:

     The following information is as of April 25, 2001:

     (i) MBO-VII:

     (a) Amount Beneficially Owned:

     MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 18,478,260 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625.

     MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 8,498,023 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Preferred (the "Series G Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series G Certificate of Designation) equal $31.625.

     FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston
W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII.

     The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately
9.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act, and there being 266,498,296 shares of Class A Common Stock outstanding as of the close of business on April 13, 2001, based on a representation and warranty of XO in the Amendment and Stock Purchase Agreement.

     (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i)  sole power to vote or to direct the vote - 26,976,283.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 26,976,283.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (ii) Equity-VI:

     (a) Amount Beneficially Owned:

     Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 8,381,818 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

     Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 4,143,936 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Preferred (the "Series H Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

     FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI as calculated above are convertible into approximately 4.5% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 266,498,296 shares of Class A Common Stock outstanding as of the close of business on April 13, 2001, based on a representation and warranty of XO in the Amendment and Stock Purchase Agreement.

     Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i)  sole power to vote or to direct the vote - 12,525,754.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 12,525,754.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iii) FL Fund:

     (a) Amount Beneficially Owned:

     FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 17,391 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

     FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 6,620 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

     FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston
W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of each of FLCXXIX and FLC XXXIII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 266,498,296 shares of Class A Common Stock outstanding as of the close of business on April 13, 2001, based on a representation and warranty of XO in the Amendment and Stock Purchase Agreement.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i)  sole power to vote or to direct the vote - 23,651.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
               23,651.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iv) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns 800,000 shares of Class A Common Stock.

     The shares of Class A Common Stock beneficially owned by Mr. Forstmann represent less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 266,498,296 shares of Class A Common Stock outstanding as of the close of business on April 13, 2001, based on a representation and warranty of XO in the Amendment and Stock Purchase Agreement.

     (b) Number of shares as to which Mr. Forstmann has:

          (i)   sole power to vote or to direct the vote - 800,000.

          (ii)  shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                800,000.

          (iv)  shared power to dispose or to direct the disposition of --
                None.

     (v) During the past 60 days, Mr. Forstmann purchased the following shares of Class A Common Stock, all in open market transactions:

      Purchase Date     Number of Shares  Per Share Purchase Price
      -------------     ----------------  ------------------------
         3/20/01            181,818               $8.868
         3/20/01             18,182               $8.659
         4/3/01             100,000                $3.00
         4/3/01             300,000              $3.03125

     Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in
Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

     (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL
Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Item 6 is hereby amended to replace the ultimate paragraph thereof with the following:

     Amendment and Stock Purchase Agreement
     --------------------------------------

     Pursuant to the Amendment and Stock Purchase Agreement, (i) XO agreed to sell to Equity-VI and Equity-VI agreed to purchase from XO the New Common Shares, (ii) XO and the FL Partnerships agreed to amend each of the Existing Certificates of Designation (after the effectiveness of such amendments, the "Amended Certificates of Designation") to reduce the conversion price of the Existing Preferred Stock from $31.625 to $17.00 and
(iii) the FL Partnerships agreed to pay XO the Purchase Price in consideration therefor.

     The closing of the Amendment and Stock Purchase Agreement (the "Closing") will occur on the second business day (but no earlier than twenty business days following the date of the Amendment and Stock Purchase Agreement) following the satisfaction or waiver of the closing conditions (the "Closing Conditions") specified in the Amendment and Stock Purchase Agreement (such date, the "Closing Date"). The Closing Conditions include, without limitation: (a) expiration of any waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (b) (i) the execution and delivery by XO and the FL Partnerships of a second amended and restated registration rights agreement (the "Second Amended and Restated Registration Rights Agreement") in the form of Exhibit 5.2(d) to the Amendment and Stock Purchase Agreement, (ii) the effectiveness of the approval and adoption of the Amended Certificates of Designation by the common stockholders of XO pursuant to Section 228 of the Delaware General Corporation Law ("DGCL") and the filing of the Amended Certificates of Designation, (iii) the absence, after April 25, 2001, of any event, circumstances, condition, fact, effect, or other matter which has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, prospects, or results of operations of XO and its subsidiaries taken as a whole or on the ability of XO and its subsidiaries to perform on a timely basis any material obligation under the Amendment and Stock Purchase Agreement or to consummate the transactions contemplated thereunder, and (iv) the absence, after April 25, 2001, of any material disruption of or material adverse change in financial, banking or capital market conditions; and (c) other customary closing conditions.

     Board Representation. If, at any time after April 25, 2001, the holders of the Existing Preferred Stock shall cease for any reason to have the right to elect at least one director to the board of directors of XO (the "Board"), then, for so long as the FL Partnerships shall beneficially own at least 10,000,000 shares of Class A Common Stock (as equitably adjusted to reflect any stock split, combination, reorganization, recapitalization, reclassification or other similar event involving XO), Equity-VI shall be entitled to designate one director (the "Investor Designee") as a nominee for election to the Board. At any time Equity-VI shall be entitled to designate an Investor Designee (or a replacement therefor), XO shall exercise all authority under applicable law to cause any slate of directors presented to stockholders for election to the Board to contain such Investor Designee and use its reasonable best efforts to have such Investor Designee elected to the Board.

     Incurrence of Debt. If the Closing under the Amendment and Stock Purchase Agreement occurs, Section 4.12 of the Amendment and Stock Purchase Agreement will amend and supersede Section 4.12 of the Stock Purchase Agreement and Section 4.12 of the June Stock Purchase Agreement, in each case in its entirety, as follows. For so long as the FL Partnerships are entitled to elect a director to the Board pursuant to the Amended Certificates of Designation or are entitled to designate a nominee for election to the Board pursuant to the Amendment and Stock Purchase Agreement, XO agreed that at such time as the Standard & Poor's rating of XO's senior unsecured debt obligations falls below CCC+ and for such period of time as such down-grade continues, XO will not, and will not permit any of its subsidiaries to, incur any Indebtedness (as defined in the Indenture, dated as of November 17, 1999, between XO and United States Trust Company of New York, as Trustee, relating to the 10 1/2% Senior Exchange Notes due 2009 (the "Indenture")) not permitted by the Indenture.

     Transactions with Affiliates. If the Closing under the Amendment and Stock Purchase Agreement occurs, Section 4.14 of the Amendment and Stock Purchase Agreement will amend and supersede Section 4.17 of the Stock Purchase Agreement and Section 4.17 of the June Stock Purchase Agreement, in each case in its entirety, as follows. For so long as (i) Equity-VI is a holder of any New Common Shares, (ii) the FL Partnerships are entitled to elect a director to the Board pursuant to the Amended Certificates of Designation or Equity-VI is entitled to designate a nominee for election to the Board pursuant to the Amendment and Stock Purchase Agreement and (iii) unless XO is in breach of its obligations under Section 4.6(a) ("Board Representation") of the Amendment and Stock Purchase Agreement, such Person (as defined in the Amendment and Stock Purchase Agreement) elected by the FL Partnerships or designated by Equity-VI is a member of the Board, XO shall not, authorize or engage in, either in one or a series of related transactions, any purchase or sale of stock, any purchase or sale of assets, any merger, consolidation or other business combination transaction, in each case valued in excess of $50,000,000, with or involving Craig O. McCaw, Wendy P. McCaw or any of his or her Affiliates (as defined in the Amendment and Stock Purchase Agreement) other than XO or its subsidiaries unless any such transaction is approved and authorized by a special committee of the Board, consisting of at least one such director, if any, elected by the FL Partnerships or designated for election by Equity-VI and other disinterested directors constituted for the purpose of negotiating, evaluating, approving and authorizing XO to engage in any such transaction.

     Irrevocable Consents. Simultaneously with the execution of the Amendment and Stock Purchase Agreement, (i) each of Eagle River Investments, LLC, Craig O. McCaw and Wendy P. McCaw (collectively, the "Consenting Common Stockholders") executed and delivered to XO and the FL Partnerships an irrevocable consent (the "McCaw Consent"), pursuant to
Section 228 of the DGCL, consenting to, and voting in favor of, the approval and adoption of the Amendments and (ii) the FL Partnerships executed and delivered to XO an irrevocable consent (the "FL Consent"), pursuant to Section 228 of the DGCL and the terms of the Existing Certificates of Designation, consenting to, and voting in favor of, the approval and adoption of the Amendments. In order for the Amendments to become effective under the DGCL, the Amendments must be approved and adopted by the holders of the outstanding stock of XO having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Pursuant to the bylaws of XO, the affirmative vote of the holders of a majority of the shares of each class represented at a meeting and entitled to vote thereon shall be the act of the stockholders. Accordingly, subject to the mailing of the Information Statement described below, the McCaw Consent and the FL Consent, which represent at least 51% of the voting power of XO, constitute sufficient votes of XO stockholders under the DGCL to approve and adopt the Amendments.

     Information Statement. As promptly as reasonably practicable after April 25, 2001, XO has agreed to take all steps within its control required under Section 228 of the DGCL and Regulation 14C promulgated under the Act to cause the approval and adoption of the Amendments to become effective under the DGCL. In connection therewith, the FL Partnerships and XO have agreed to cooperate and promptly prepare and XO has agreed to file with the Securities and Exchange Commission (the "SEC") as soon as practicable an information statement with respect to the Amendments (the "Information Statement"). XO has agreed to cause the Information Statement to comply as to form in all material respects with the applicable provisions of the Act and Regulation 14C thereunder. XO has agreed to use its reasonable best efforts, and the FL Partnerships will cooperate with XO, to have the Information Statement cleared by the SEC as promptly as practicable. XO has agreed to mail the Information Statement to its stockholders as soon as practicable following the clearance of the Information Statement with the SEC. The Amendments will become effective at the Closing, but no earlier than twenty days following the mailing of the Information Statement.

     The foregoing description of the Amendment and Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amendment and Stock Purchase Agreement, which is incorporated herein by reference. The Amendment and Stock Purchase Agreement is filed as Exhibit 12 hereto.

     Second Amended and Restated Registration Rights Agreement
     ---------------------------------------------------------

     In connection with the consummation of the transactions contemplated by the Amendment and Stock Purchase Agreement, XO and the FL Partnerships will enter into the Second Amended and Restated Registration Rights Agreement, which will amend and restate the Amended and Restated Registration Rights Agreement. Pursuant to the Second Amended and Restated Registration Rights Agreement, XO will grant to the FL Partnerships six demand rights to cause XO to register under the Securities Act, all or part of the Registrable Securities (as defined below) held by the FL Partnerships. XO has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances. If the FL Partnerships request that XO effect a registration of Registrable Securities by means of a shelf registration statement pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement"), XO will, at its cost, use its reasonable best efforts to keep such Shelf Registration Statement continuously effective in order to permit the prospectus forming part thereof to be usable by the FL Partnerships until such time as all the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement or cease to be outstanding.

     In addition, if XO proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation or incidental to an issuance of securities under Rule 144A under the Securities Act), the FL Partnerships may require XO to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by XO.

     "Registrable Securities" means (i) any shares of Common Stock (as defined in the Second Amended and Restated Registration Rights Agreement) issued or issuable upon the conversion of any Existing Preferred Stock held by the FL Partnerships, (ii) any shares of Common Stock issued to any of the FL Partnerships pursuant to the Amendment and Stock Purchase Agreement and (iii) any shares of Common Stock issued with respect to the Existing Preferred Stock or Common Stock referred to in clauses (i) and (ii) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

     The foregoing description of the Second Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Form of Second Amended and Restated Registration Rights Agreement, which is incorporated herein by reference. The Second Amended and Restated Registration Rights Agreement is filed as Exhibit 13 hereto.

     Amended Certificates of Designation
     -----------------------------------

     As contemplated by the Amendment and Stock Purchase Agreement, at or prior to the Closing, XO shall file each of the Amended Certificates of Designation, as such Amended Certificates of Designation shall have been duly approved and adopted by the common stockholders of XO pursuant to
Section 228 of the DGCL. The Amended Certificates of Designation reduce the conversion price of the Existing Preferred Stock from $31.625 to $17.00. Accordingly, after giving effect to the Amendments, the Existing Preferred Stock will be convertible into a number of shares of Class A Common Stock equal to the aggregate Liquidation Preference (as defined in each of the Existing Certificates of Designation) of each series of Existing Preferred Stock as of the date of conversion divided by $17.00, subject to certain adjustments. In addition, certain other terms of the Series C Preferred and Series D Preferred will be amended, generally to conform with similar provisions of the terms of the Series G Preferred and Series H Preferred. Except for the amendment to the initial conversion price set forth in
Section 8(a)(i) of each of the Existing Certificates of Designation and such other conforming changes, the Amended Certificates of Designation will be substantially identical to the Existing Certificates of Designation.

     The foregoing description of the Amended Certificates of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Form of Amended and Restated Series C Certificate of Designation, the Form of Amended and Restated Series D Certificate of Designation, the Form of Amended and Restated Series G Certificate of Designation and the Form of Amended and Restated Series H Certificate of Designation, each of which is incorporated herein by reference. The Form of Amended and Restated Series C Certificate of Designation is filed as
Exhibit 14 hereto. The Form of Amended and Restated Series D Certificate of Designation is filed as Exhibit 15 hereto. The Form of Amended and Restated Series G Certificate of Designation is filed as Exhibit 16 hereto. The Form of Amended and Restated Series H Certificate of Designation is filed as
Exhibit 17 hereto.

     Except as set forth or incorporated by reference herein, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of XO.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

18.  Joint Filing Agreement

----------

*    Previously filed.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2001

                          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                          EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

                          By:  FLC XXXIII Partnership
                               its general partner

                          By:     /s/ Winston W. Hutchins
                               ----------------------------------
                                Winston W. Hutchins,
                                a general partner


                          FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

                          By:  FLC XXXII Partnership, L.P.
                               its general partner

                          By:     /s/ Winston W. Hutchins
                               ----------------------------------
                                Winston W. Hutchins,
                                a general partner


                          FL FUND, L.P.

                          By:  FLC XXXI Partnership, L.P.
                               its general partner

                               By:  FLC XXIX Partnership, L.P.
                                     a general partner

                               By:     /s/ Winston W. Hutchins
                                    --------------------------
                                    Winston W. Hutchins,
                                    a general partner

                           /s/ Theodore J. Forstmann
                          --------------------------
                          Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Erskine B. Bowles
                           Winston W. Hutchins
                           Thomas H. Lister
                           Tywana LLC
                           Jamie C. Nicholls


                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Erskine B. Bowles
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           Jamie C. Nicholls


                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Erskine B. Bowles
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           Jamie C. Nicholls